SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of  April 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(7): ____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

          On or about April 2, 2007 the Company published in the German electronic-Bundesanzeiger (Federal Gazette) the agenda and invitation for its 2007 Annual General Meeting (“AGM”) of Ordinary Shareholders.  The agenda and invitation for the 2007 AGM have been posted on the Company’s web site, www.fmc-ag.com.  The Company has also posted on its web site certain additional information (the “Supplemental Information”) that it has agreed to distribute to holders of the Company’s ordinary share American Depositary Receipts (“ADRs”) pursuant to the Pooling Agreement among the Company, Fresenius Medical Care Management AG, the Company’s general partner, Fresenius AG and the Company’s independent directors designated in the Pooling Agreement.  The Supplemental Information relates to (i) security ownership of certain beneficial owners of the Company; (ii) trading markets for the Company’s securities, (iii) directors and senior management of the Company; (iv) compensation of the Company’s management board and our supervisory board; (v) options to purchase the Company’s securities, and (vi) material transactions between the Company and its subsidiaries and directors, officers and controlling persons of the Company.  The Depositary for the Company’s ordinary share ADRs will distribute to ordinary share ADR holders (a) the agenda and invitation, including the written report of the general partner with respect to the 3 for 1 share split to be proposed for approval at the AGM, (b) a voting instruction card for ADR holders, (c) the Supplemental Information, and (d) the Report of the Company’s Supervisory Board.  The Company is furnishing copies of such documents with this Form 6-K

          The Company’s Annual Report on Form 20-F and the Company’s 2006 Annual Report have each been posted on the Company’s web site.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	English translation of Agenda and Invitation for Ordinary General Meeting to be held May 15, 2007 published in the German electronic-Bundesanzeiger (Federal Gazette).

Exhibit 99.2	Voting Instruction Card for holders of American Depositary Receipts representing the Company’s Ordinary bearer shares

Exhibit 99.3	Supplemental Management Information for the Company

Exhibit 99.4	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2006

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 2, 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by: FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ DR. BEN J. LIPPS

Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board

By:	/s/ LAWRENCE A. ROSEN

Name:	Lawrence A. Rosen
Title:	Chief Financial Officer